Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

Dreyfus Investment Funds:

We consent to the use of our reports, dated November 21, 2018, with respect to the financial statements of Dreyfus Tax Sensitive Total Return Bond Fund, Dreyfus/Newton International Equity Fund, Dreyfus Diversified Emerging Markets Fund, Dreyfus/The Boston Company Small/Mid Cap Growth Fund, Dreyfus/The Boston Company Small Cap Growth Fund, and Dreyfus/The Boston Company Small Cap Value Fund, each a series of Dreyfus Investment Funds, as of September 30, 2018, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York

January 25, 2019